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March 9, 2006

VIA EDGAR AND FAX (202-772-9217)

Ms. Sonia Barros
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC  20549

         Re:  Registration Statement on Form S-1
              File No. 333-131045

Dear Ms. Barros:

         Health Fitness Corporation (the "Company") hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1 so that the same shall become effective as of 9:00 a.m. Eastern Time on Friday, March 10, 2006, or as soon thereafter as possible.

         The Company hereby acknowledges that:

         o Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         o The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Very truly yours,

Health Fitness Corporation

By:  /s/ Wesley W. Winnekins
     ---------------------------------------
     Its:  Chief Financial Officer